EXHIBIT 3(e)

                        JEFFERSON BANKSHARES, INC.

                           AMENDMENT OF BYLAWS

                      (Effective September 25, 1996)





     RESOLVED, that Article VIII, Section 4 and Section 5 of the Bylaws of the Corporation are hereby amended to read as follows:

     Section 4. Duties of the Chairman - The Chairman shall preside at all meetings of the Board of Directors and shareholders. He shall be an ex-officio member of all committees of the Corporation (other than the committee that oversees the compensation for the Corporation's executive officers and other key employees) and shall perform such duties as may, from time to time, be assigned to him by the Board of Directors.

     Section 5. Duties of the President - The President shall have general charge and supervision of the business of the Corporation and, in the absence of the Chairman, shall preside at all meetings of the Board of Directors and shareholders. He shall be an ex-officio member of all committees of the Corporation (other than the committee that oversees the compensation for the Corporation's executive officers and other key employees) and shall perform such duties as may, from time to time, be assigned to him by the Board of Directors.